February 21, 2006

Mr. William Choi

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC  20549

RE:	Trans World Entertainment Form 10-K for the Fiscal Year Ended January 29, 2005
File Number 0-14818

Dear Mr. Choi:

This letter is submitted on behalf of Trans World Entertainment (“Trans World Entertainment” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated February 16, 2006.  For your convenience the Staff’s comments and the responses thereto are set forth sequentially below.

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Gift Certificates, page 39

1.              We have reviewed your response to comment 1 in our letter dated January 31, 2006 and have the following additional comments.

•             In order to support your recognition of breakage at the end of a two-year period, please provide us with a schedule that illustrates the historical timing of gift card redemptions.  Please provide this information for the historical periods you are using to support your breakage estimates.  The schedule should include the dollar amount of gift cards sold by year on a quarterly basis and how much, in dollars and percentage of total, of each quarterly sales amount was redeemed in each subsequent quarter in the cumulative 10 year period.  For example, tell us the amount of quarterly gift card sales in fiscal 2002 and quantify the portion redeemed in each of the quarters in fiscal 2002, 2003 and 2004

COMPANY RESPONSE:

Our historical gift card data allows us to identify total gift card purchases by period.  It further allows us to identify total redemptions by period, but we cannot match redemptions to specific purchases.

As indicated in our initial response, we have the ability to reasonably and reliably estimate our liability based on our historical experience with redemption rates associated with a large volume of homogeneous transactions, from a period of more than ten years.  Our estimate is not susceptible to significant external factors and the circumstances around purchases and redemptions have not changed significantly over time.

The following tables represent purchases and redemptions over the ten year period ended January 29, 2005 (fiscal 2004).  The totals equal the ten-year cumulative period information provided in our February 12, 2005 letter.

Purchases

Year	Q1	Q2	Q3	Q4	Totals

2004	3,953	4,130	4,194	24,718	36,995
% total	10.7%	11.2%	11.3%	66.8%	100.0%
2003	3,540	3,722	3,078	26,898	37,238
% total	9.5%	10.0%	8.3%	72.2%	100.0%
2002	3,925	4,084	3,325	24,713	36,047
% total	10.9%	11.3%	9.2%	68.6%	100.0%
2001	4,987	5,089	4,066	28,392	42,534
% total	11.7%	12.0%	9.6%	66.8%	100.0%
2000	5,294	5,583	4,509	35,437	50,823
% total	10.4%	11.0%	8.9%	69.7%	100.0%
1999	2,699	5,145	4,455	35,383	47,682
% total	5.7%	10.8%	9.3%	74.2%	100.0%
1998	2,033	2,258	1,981	17,253	23,525
% total	8.6%	9.6%	8.4%	73.3%	100.0%
1997	1,126	1,208	1,231	13,050	16,615
% total	6.8%	7.3%	7.4%	78.5%	100.0%
1996	1,127	1,168	936	7,109	10,340
% total	10.9%	11.3%	9.1%	68.8%	100.0%
1995	1,189	1,254	1,003	7,340	10,786
% total	11.0%	11.6%	9.3%	68.0%	100.0%
Total	29,873	33,641	28,778	220,293	312,585
% total	9.6%	10.8%	9.2%	70.5%	100.0%

Redemptions

Year	Q1	Q2	Q3	Q4	Totals

2004	7,117	5,009	4,410	16,270	32,806
% total	21.7%	15.3%	13.4%	49.6%	100.0%
2003	6,625	4,585	3,451	17,805	32,466
% total	20.4%	14.1%	10.6%	54.8%	100.0%
2002	6,960	5,063	3,685	16,785	32,493
% total	21.4%	15.6%	11.3%	51.7%	100.0%
2001	8,815	6,290	4,242	20,447	39,794
% total	22.2%	15.8%	10.7%	51.4%	100.0%
2000	9,229	6,598	4,490	21,778	42,095
% total	21.9%	15.7%	10.7%	51.7%	100.0%
1999	4,579	5,094	3,939	25,800	39,412
% total	11.6%	12.9%	10.0%	65.5%	100.0%
1998	3,538	2,355	1,810	12,620	20,323
% total	17.4%	11.6%	8.9%	62.1%	100.0%
1997	1,971	1,408	1,283	9,645	14,307
% total	13.8%	9.8%	9.0%	67.4%	100.0%
1996	1,987	1,365	897	5,295	9,544
% total	20.8%	14.3%	9.4%	55.5%	100.0%
1995	2,008	1,448	1,067	5,467	9,990
% total	20.1%	14.5%	10.7%	54.7%	100.0%
Total	52,829	39,215	29,274	151,912	273,230
% total	19.3%	14.4%	10.7%	55.6%	100.0%

We further provide the following information showing on a cumulative basis and on an annual basis, the total of purchases over redemptions as of each year-end, as follows:

	Cumulative Purchases Over	Annual Purchases
Year	Redemptions Since Inception	Over Redemptions

2004	12.9%	11.3%
2003	13.2%	12.8%
2002	13.2%	9.9%
2001	13.8%	6.4%
2000	15.5%	17.2%
1999	14.8%	17.3%
1998	13.3%	13.6%
1997	13.2%	13.9%
1996	12.9%	7.7%
1995	14.8%	7.4%

•             Please tell us in detail how you determined the percentages used to calculate the portion of gift card sales considered remote

COMPANY RESPONSE:

The percentage used to calculate the portion of gift card redemptions considered remote is an estimate based on a range of redemption, including:

•                  the cumulative amount of purchases over redemptions, which has consistently approximated thirteen percent (it represents the mode, or most frequent number from the set of figures from the Cumulative Purchases Over Redemptions Since Inception table above).  This is considered the high end of the range of purchases over redemptions;

•                  the lowest annual rates of purchases over redemptions, which, together, are approximately seven percent (including years 2001, 1996 and 1995 from the table of Annual Purchases Over Redemptions shown above).  This is considered the low end of the range of purchases over redemptions;

Our percentage is approximately the mid-point of these figures (approximately 10%) presuming a 50% chance of realizing the high end of the range (13%) or low end of the range (7%).

•             In reviewing your response, we note that your more recent customers may be redeeming gift cards at an increasing rate considering the redemption percentages for fiscal 2002-2004 exceed or approximate the cumulative 10-year redemption percentage.  Please tell us how, if at all, you considered the increased redemption rate in determining the amount of gift card redemptions considered remote.

COMPANY RESPONSE:

We reference our previous response relative to the percentage used to calculate the portion of gift card redemptions considered remote and we supplementally advise that by using the mid-point in the range of redemption in our determination of breakage, our liability allows for the possibility that a shorter-term trend may manifest itself over a longer period of time.

Additionally, over the last three years, the Company has experienced lower purchases due to increased competition.  This influences the annual rates because there is a proportionately higher redemption of cards from higher sales periods (numerator) taken against a lower base of current gift card sales (denominator).  However, as shown above, the cumulative amount of purchases over redemptions, has consistently approximated thirteen percent.  Our method allows us to use our cumulative purchase and redemption experience through current reporting periods in order to derive the rate we apply to unredeemed cards from periods over two years old.

•             We note that approximately 80% of fiscal 2004 breakage was recognized during the fourth quarter.  In calculating your breakage by applying the percentage amount considered remote to the change in total gift card sales from one period to the next, it appears that your methodology for recording breakage is inconsistent with the historical pattern in which the redemption unlikelihood of the unredeemed portion of gift cards sold is determined.  In this regard, the disproportionately large amount of breakage recorded during the fourth quarter seems counterintuitive given that the holiday season is probably the quarterly period in which a customer would be most likely to redeem a long outstanding gift card.

COMPANY RESPONSE:

We believe that our methodology is well-aligned with historical redemption patterns and accounts for the influence of the holiday season.  The timing of our recording of breakage coincides with the highest period of the revenue recognized through customer redemptions.  Our fiscal year end is the Saturday closest to January 31st,, or over one month after the holiday season.  As such, the final determination of our liability and resultant breakage during the 4th quarter is completed at a point where the unlikelihood of redemption substantially increases for older, unredeemed cards.

Please contact the undersigned (telephone number 518-452-1242) as soon as practicable with any questions or further comments you may have concerning this matter with a copy to the parties mentioned below.  Your assistance in this matter is greatly appreciated.

Very Truly Yours,

/s/ John J. Sullivan
John J. Sullivan
Executive Vice President and Chief Financial Officer

CC:                             Mark Holtzman, KPMG LLP via fax 518-689-4724

Gary Brooks, Cahill Gordon & Reindel LLP via fax 212-378-2406